SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F        Form 40-F  X
             ----              ---

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes        No  X
       -----      ---

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

    This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 29 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CP SHIPS LIMITED
                                                 ----------------
                                                 (Registrant)

Date:  15 November 2004
                                                 By:   /s/ Elliot Hill
                                                       ----------------------
                                                       Name:  Elliot Hill
                                                       Title:  Acting Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1   Press Release of CP Ships Limited "CP SHIPS                   4
            ANNOUNCES THIRD QUARTER 2004
            OPERATING INCOME UP 8% TO $41 MILLION"
            dated 15 November 2004

CP SHIPS     REGIONAL FOCUS o GLOBAL SCALE

                                                              Exhibit 10.1



   CP SHIPS ANNOUNCES THIRD QUARTER 2004 OPERATING INCOME UP 8% TO $41 MILLION

Note: This press release is an abridged version of CP Ships Limited's third quarter 2004 financial results. The complete interim Management's Discussion and Analysis and unaudited consolidated interim financial statements can be accessed on CP Ships' corporate website, www.cpships.com. All dollar amounts are in US$ unless otherwise noted. Definitions of non-GAAP terms are listed at the end of this report.


GATWICK, UK (15th November 2004) - CP Ships Limited today announced unaudited operating income for third quarter 2004 of $41 million, up from restated $38 million operating income in third quarter 2003. Net income available to common shareholders was $31 million compared to restated $27 million in the same period 2003. Basic earnings per share was $0.34 compared with restated $0.30 in third quarter 2003.


EBITDA(A) was $72 million compared to restated $67 million in third quarter 2003. Free cash flow (B) was $95 million for third quarter 2004 and $130 million for January through September 2004.


Volume of 578,000 teu was another quarterly record and was up 4% from third quarter last year, driven by growth in the TransAtlantic and Asia. Revenue per teu(C), including inlands, increased by 13% from $1,471 per teu to $1,669 per teu. Average freight rates(D) increased 7% from third quarter last year and 6% from second quarter 2004. Revenue was also a quarterly record at $966 million and increased by 18% from restated $816 million in the third quarter last year.


However, total expenses at $925 million were 19% higher than restated $778 million in the same period last year. Including the adverse impact of the weaker US$, cost per teu(E) increased by 13% in third quarter 2004 compared to the same period in 2003 which in turn was 9% higher than third quarter 2002.


"After a difficult time for the company, this was a solid quarter overall with record volume and revenue. Profits in the TransAtlantic were lower than expected, even though volume was up, as costs continued to increase and freight rates were flat," said CEO Frank Halliwell. "In Asia, where we broadened our service coverage, volume growth was strong and freight rates up sharply, outweighing higher operating costs. Meanwhile, better conditions in Latin America and a steady performance in Australasia are encouraging."


First Nine Months 2004

Operating income for January through September 2004 was $78 million, compared to restated $66 million before exceptional charges in the same period last year. Stronger volume up 5% and higher freight rates up 7% were substantially offset by higher costs.

Net income available to common shareholders was $37 million, compared to restated $25 million. Basic earnings per share was $0.41 compared with restated basic earnings per share of $0.39 before exceptional charges in the same period last year.


REVIEW OF OPERATIONS

TransAtlantic Market

Operating income at $5 million was $8 million lower than restated $13 million in third quarter last year.


Volume was up 7%, with growth mainly in the lower margin export trade from North America to Europe. Average freight rates were flat compared to both third quarter last year and second quarter 2004, while unit operating costs were significantly higher driven mainly by the adverse impact of the weaker US$, increased ship network and other operational costs.


For the first nine months 2004, operating income at $11 million was down from restated $34 million in the same period last year due mainly to increased costs, even though volume was up 5% and average freight rates up 6%.


In September 2004, we announced plans to adjust the Montreal Gateway capacity by replacing three owned 2400 teu ships in one of the three Montreal-North Europe weekly services with three new chartered 1600 teu ice-strengthened ships between February and April 2005. The larger ships will be deployed elsewhere in our network, replacing costly chartered ships. This initiative, which will reduce our overall capacity in the TransAtlantic market by about 7%, is part of a broader review of our TransAtlantic services to tighten supply, reduce costs where possible and improve freight rates, without compromising service integrity and market share.


Australasian Market

Operating income at $7 million in third quarter 2004 was the same as third quarter last year. Average freight rates, up 11% from third quarter 2003 but slightly lower than second quarter 2004, were partly offset by reduced volume, which was 8% lower than third quarter last year due mainly to the restructuring of our Trans Tasman services.


Year-to-date operating income at $23 million was $4 million higher than restated $19 million for the same period last year, with higher average freight rates up 14% offset by lower volume and increased operating costs.


Latin American Market

Operating income of $12 million was up $8 million from restated $4 million in third quarter last year. Continuing improvement in trade lane conditions led to higher average freight rates, up 26% on third quarter 2003 and 10% up from second quarter 2004.


For the first nine months of 2004, operating income at $18 million was more than double restated $7 million for the same period last year with volume up 3% and average freight rates up 11%.

Asian Market

Operating income of $11 million in third quarter 2004 was up from $8 million in restated third quarter 2003 and breakeven in second quarter 2004. Volume, up 15% compared to third quarter last year, grew in all trade lanes due to continuing strong conditions, the expansion of our services and the easing of congestion in the Vancouver gateway. Average freight rates were 8% higher from third quarter last year and 13% up from second quarter 2004. However operating expenses were higher, due mainly to increased ship network, inland and empty positioning costs.


Year-to-date operating income was $10 million, a $14 million improvement from the 2003 restated $4 million loss in the same period last year. The improvement was due to stronger volume up 15%, higher average freight rates up 5%, withdrawal from Asia-Europe, and better operating performance in the Indian trades, partly offset by higher operational costs.


Other Activities

Operating income, at $6 million, was flat compared to restated third quarter
2003.


Year-to-date operating income of $16 million was up from restated $10 million in 2003, due to stronger performance of Montreal Gateway Terminals and the North America-South Africa trade, as well as the contribution from the recently acquired ROE Logistics.


Expenses

Total container shipping expenses were up 25% to $789 million from restated $630 million, due partly to volume growth, but mostly to higher operating costs. General and administrative costs, at $101 million, were down 11% or $12 million from $113 million last year, partly due to lower profit based bonus for 2004.


Cost per teu increased by 13% in third quarter 2004 compared to the same period in 2003. Inland transport and empty positioning represented two-thirds of the increase. Within fixed costs, charter costs were up $15 million and fuel expenses up $4 million due to higher prices.


During the quarter, the weaker US$ continued to have an adverse impact on operating costs, about $19 million before hedging compared to third quarter 2003, the effect partly offset by an $8 million positive impact on revenue. The impact of hedging a substantial proportion of our exposure to the Euro, Canadian $ and GB Pound was nil in third quarter 2004, compared to a $5 million gain in the same period last year. In addition, there was an exchange loss of $4 million, the same as restated third quarter 2003, from foreign currency receivables and payables settled in the quarter and the translation of the quarter end balance sheet foreign currency denominated assets and liabilities.


The adverse impact of charter renewals on 2004 operating income is estimated at $38 million for 24 ships. This is in addition to the estimated incremental cost of $17 million in 2004 for the 26 charter renewals last year. Renewals have now been concluded for all ships for which charters expire in 2004. The average length of outstanding charter commitments at 30th September was

11 months, up from six months at 30th September 2003. The estimated incremental cost of the 2004 renewals on 2005 operating income is $16 million. There will be a further impact of renewals anticipated for 18 ships in 2005, estimated at $29 million.


Rail congestion in Western Canada eased during the third quarter with reduced impact on operations. However, congestion at marine terminals and shortages of rail and truck capacity across North America and Europe continue to affect operational performance and increase costs.


The 2004 cost reduction program is now expected to deliver $65 million of annualized savings, up from the $50 million announced in August. Of this, 40% relates to ship networks, 35% to operational costs, including containers, terminal and inland logistics, and 25% to organizational efficiencies. We expect about $40 million to contribute to 2004 results, thereby partly offsetting the impact of higher costs, with more than two-thirds of this in the second half.


Other Consolidated Income Statement Items

Income tax expense was $3 million, compared with $1 million in restated third quarter 2003. For the first nine months of 2004, income tax expense was $6 million, up $2 million from the same period last year, due mainly to increased freight tax charges and lower utilization of tax losses.


Net interest expense for the third quarter 2004 was $7 million, compared to $10 million in the same period 2003, due mainly to the recognition in third quarter 2004 of a $4 million credit on closing out interest rate swap agreements, which did not qualify for hedge accounting under new accounting rules effective 1st January 2004.


Net interest expense for January to September 2004 was $35 million, compared with $27 million. The increase was due mainly to a $4 million non-cash charge to write off unamortized fees and other costs on the replacement of credit facilities during the first quarter 2004 and the accretion in 2004 of $3 million relating to $29 million of the $200 million convertible notes originally recorded as other equity.


Outlook

We expect improved performance in the fourth quarter, with strong volume and increased freight rates, including modest increases in the TransAtlantic following the October freight rate negotiations. Asia, in particular, is anticipated to show substantial profit improvement over third quarter. We expect recovery in the Latin America trades to continue, leading to stronger results, while Australasia is expected to remain stable. Therefore, despite the weaker than anticipated third quarter, especially in the TransAtlantic, and continuing cost pressures we expect net income for full year 2004 to be similar to last year's $82 million, as originally reported before any restatement.


The outlook for 2005 is positive. Subject to current industry and market conditions continuing, we expect earnings to substantially exceed the result for 2004. This outlook is based upon modest volume growth and freight rate increases in most trade lanes but continuing cost pressures.

Capital Expenditure

During the quarter, we ordered 3,000 new 40-ft temperature controlled containers. This investment helps meet our objectives for growth in this higher margin market and also replaces older and more expensive leased containers. It complements our $800 million ship replacement program completed in mid-2003 under which some of the new ships were built to accommodate a high percentage of temperature controlled containers. Delivery of the containers, which has already started, is expected to be completed by the end of first quarter 2005. Subsequent to the end of the quarter, we arranged a $46 million capital lease funded by two existing lenders to finance 100% of this investment.


Liquidity and Capital Resources

Free cash flow was $95 million in the third quarter, compared to $25 million in the same period 2003, due to a $38 million improvement in non-cash working capital and reduced investing activity.


For the first nine months, free cash flow was $130 million, compared to a $76 million outflow in the same period 2003, due mainly to reduced investing activity after completion of the ship replacement program and an $84 million improvement in non-cash working capital.


Long-term debt was $537 million at 30th September 2004, down from $651 million at 31st December 2003 due to repayment of borrowings from operating cash flow and proceeds from the issuance of the convertible notes, of which $29 million was classified as other equity. At 30th September, there were no borrowings outstanding on the $525 million revolving credit facility and there was sufficient collateral available to draw the full $525 million. Cash and cash equivalents were $91 million compared to $75 million at 31st December 2003.


At 30th September 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. We expect to remain in compliance throughout 2004 based on current projections.

Restatement Update

A Special Committee of the Board, constituted in August and comprising four independent directors, has been charged with overseeing certain aspects of the restatement of financial results for the first quarter 2004 and the years 2003 and 2002. The committee's mandate includes independently investigating the principal reasons for the restatement and management's response to the causes of the restatement, investigating certain stock trades made by officers of the company in May and June this year, oversight of the defence of class action lawsuits and liaison with regulators.


During the third quarter, steps have been taken to strengthen our internal controls. A senior level task force, reporting to CFO Ian Webber, was established to review financial controls and related business processes and implement improvements. Task force members include senior finance, information systems, business process, commercial and operations executives, many of whom were involved in identifying the issues behind the restatement. The task force has overseen the implementation of immediate corrective actions to improve internal controls, in particular those internal controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. The task force's continuing mandate is to build on these improvements and it is coordinating closely with a separate team whose task is to ensure compliance by the end of 2005 with internal financial reporting controls required under Section 404 of the US Sarbanes-Oxley Act.


The task force has also reviewed the finance organizational structure, resulting in a number of improvements, including the addition of new employees at senior and junior levels.


As previously announced in August 2004, a major step in the process of improving internal financial controls has been the implementation of the SAP financial accounting system. Five of CP Ships' seven brands are already operating on SAP, with conversion for the other two planned for first half 2005. One of the two remaining brands to be converted is already operating on an earlier version of SAP. The remaining brand's existing financial accounting system is considered to be more robust than those that have already been replaced.


Six class action lawsuits in the US and two in Canada have been filed against CP Ships. These proceedings are at a preliminary stage, and to date no class has been certified and no consolidated claim has been filed. The proceedings allege claims against CP Ships, certain directors and its officers arising from the restatement of financial results. CP Ships has retained counsel and intends to defend the allegations vigorously.


Chairman Ray Miles, CEO Frank Halliwell and CFO Ian Webber will each have repaid, by the end of this year, a large portion of their 2003 cash bonuses previously received, to reflect the reduced bonus due on the restated profits.


Dividend

The Board of Directors has declared a dividend for the third quarter
2004 of $0.04 per common share, payable on 10th December 2004 to shareholders of record on 25th November 2004.


Conference Call and Presentation

Management will discuss this report in a conference call and presentation with the investment community on Monday 15th November 2004 at 11:00 am Eastern Standard Time, 4:00 pm London, UK Time. The conference call and presentation will be webcast live through the corporate website, www.cpships.com where it will also be available in archive.


Additional Information

Additional information may be found on SEDAR, www.sedar.com or on the CP Ships website.


Forward-Looking Statements

Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.



QUARTERLY RESULTS 2004, 2003 and 2002

 Unaudited                                  Q3        Q2       Q1         Q4       Q3        Q2        Q1        Q4        Q3
 US$ millions except volume               2004      2004    2004(1)   2003(1)   2003(1)   2003(1)   2003(1)   2002(1)   2002(1)
--------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
   TransAtlantic                           306       305      294        301       287       305       270       284       277
   Australasia                              72        73       74         78        79        73        74        87        84
   Latin America                            63        61       58         63        63        60        53        55        48
   Asia                                    131       126      126        119       114       111       109       113       106
   Other                                     6         5       10          8        11         9         8        11         9
                                        ----------------------------------------------------------------------------------------
                                           578       570      562        569       554       558       514       550       524
--------------------------------------------------------------------------------------------------------------------------------

 Revenue
   TransAtlantic                           449       441      406        428       400       401       344       371       349
   Australasia                             150       146      132        136       133       129       117       143       132
   Latin America                           107        89       79         80        78        75        64        71        63
   Asia                                    224       192      170        167       172       158       138       145       137
   Other                                    36        35       27         27        33        28        22        24        23
                                        ----------------------------------------------------------------------------------------
                                           966       903      814        838       816       791       685       754       704
                                        ----------------------------------------------------------------------------------------

                                        ----------------------------------------------------------------------------------------
 As originally reported                                       815        841       817       792       686       754       704
--------------------------------------------------------------------------------------------------------------------------------

 Expenses
   TransAtlantic                           444       433      408        397       387       381       343       351       333
   Australasia                             143       140      122        131       126       123       111       130       121
   Latin America                            95        84       78         76        74        72        64        69        58
   Asia                                    213       192      171        175       164       156       152       151       142
   Other                                    30        28       24         23        27        25        21        21        18
                                        ----------------------------------------------------------------------------------------
                                           925       877      803        802       778       757       691       722       672
                                        ----------------------------------------------------------------------------------------

                                        ----------------------------------------------------------------------------------------
 As originally reported                                       799        792       773       752       688       720       670
--------------------------------------------------------------------------------------------------------------------------------

 Operating income/(loss)(2)
   TransAtlantic                             5         8       (2)        31        13        20         1        20        16
   Australasia                               7         6       10          5         7         6         6        13        11
   Latin America                            12         5        1          4         4         3         0         2         5
   Asia                                     11         0       (1)        (8)        8         2       (14)       (6)       (5)
   Other                                     6         7        3          4         6         3         1         3         5
                                        ----------------------------------------------------------------------------------------
                                            41        26       11         36        38        34        (6)       32        32
                                        --------- --------- --------- --------- --------- --------- --------- --------- ---------

                                        ----------------------------------------------------------------------------------------
 As originally reported                                        16         49        44        40        (2)       34        34
--------------------------------------------------------------------------------------------------------------------------------

 Analysis of expenses
   Container shipping operations           789       733      667        668       630       621       568       598       560
   General and administrative              101       108      110        107       113       108        96       101        89
   Depreciation and amortization            31        29       32         33        29        29        28        30        23
   Other                                     4         7       (6)        (6)        6        (1)       (1)       (7)        0
                                        ----------------------------------------------------------------------------------------
                                           925       877      803        802       778       757       691       722       672
--------------------------------------------------------------------------------------------------------------------------------


(1)Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(2)Before exceptional items, which are a charge of $10 million in Q1 2003 and a credit of $2 million in Q4 2002.


OPERATING DATA

Unaudited

 EBITDA                                       Q3       Q2        Q1        Q4        Q3        Q2         Q1       Q4        Q3
 US$ millions                               2004     2004    2004(3)    2003(3)   2003(3)   2003(3)   2003(3)   2002(3)   2002(3)
-----------------------------------------------------------------------------------------------------------------------------------
                                              72        55      43          69        67        63        22        62        55
-----------------------------------------------------------------------------------------------------------------------------------


 Free cash flow
 US$ millions
-----------------------------------------------------------------------------------------------------------------------------------
                                              95        20      15         123        25         1      (102)     (168)      (94)
-----------------------------------------------------------------------------------------------------------------------------------


 Quarterly freight rate changes
 Percentage change(4)
-----------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                 0        1        (3)         3         5         5        (1)        6        (1)
 Australasia                                  (1)       0         6          6         2         3         3         2         2
 Latin America                                10       11         0          3        (6)        1        (3)       (4)       (1)
 Asia                                         13       10        (5)        (8)        7         9        (5)        0        10

                                          -----------------------------------------------------------------------------------------
                                               6        4        (2)        (1)        7         5        (2)        1         3
-----------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals
 US$ millions
-----------------------------------------------------------------------------------------------------------------------------------

 Ships                                        59       51        49         49        44        44        40        57        52
 Containers                                   40       36        38         37        39        39        38        36        34
 Other                                         8        9         8          7        10         8         7         9         6

                                          ----------------------------------------------------------------------------------------
Total percentage change                      107       96        95         93        93        91        85       102        92
-----------------------------------------------------------------------------------------------------------------------------------


Earnings Coverage                             Q3       Q2        Q1
Ratio(F)                                    2004     2004      2004
-----------------------------------------------------------------------


                                             3.0      3.0       3.1
-----------------------------------------------------------------------


Ships
Number of ships employed at 30th September 2004                                       81
-------------------------------------------------------------------------------------------


Containers
fleet in teu at 30th September 2004                                              457,000
-------------------------------------------------------------------------------------------



(3)Restated - see explanation of restatement provided in the notes to the restated consolidated financial statements.

(4)Percentage increase/(decrease) compared with previous quarter.
Asia-Europe is excluded from Q2 2003.



INTERIM CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                           Three months                Nine months
US$ millions except per share amounts                                            to 30th September           to 30th September
                                                                                   2004          2003          2004          2003
                                                                                           Restated(5)                 Restated(5)
----------------------------------------------------------------------------------------------------------------------------------

Revenue
    Container shipping operations                                                   966           816         2,683         2,292

Expenses
    Container shipping operations                                                   789           630         2,189         1,819
    General and administrative                                                      101           113           319           317
    Depreciation and amortization of intangible assets                               31            29            92            86
    Currency exchange loss                                                            4             4             5             2
    Diminution in value of property, plant and equipment                              -             2             -             2

                                                                             -----------------------------------------------------
                                                                                    925           778         2,605         2,226

Operating income before exceptional items                                            41            38            78            66
    Exceptional items (note 5)                                                        -             -             -           (10)

                                                                             -----------------------------------------------------

Operating income                                                                     41            38            78            56

    Interest expense, net (note 7)                                                   (7)          (10)          (35)          (27)
    Current income tax expense                                                       (2)           (1)           (6)           (4)
    Future income tax expense                                                        (1)            -             -             -

                                                                             ------------------------------------------------------
Net income available to common shareholders                                        $ 31          $ 27          $ 37          $ 25
                                                                             ------------------------------------------------------

Average number of common shares outstanding (millions) (note 11)                  90.0           89.9          90.0          89.8

Earnings per common share - basic (note 11)                                     $ 0.34         $ 0.30        $ 0.41        $ 0.28

Earnings per common share - diluted (note 11)                                   $ 0.33         $ 0.29        $ 0.40        $ 0.27


INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                           Three months                Nine months
US$ millions                                                                     to 30th September           to 30th September
                                                                                   2004          2003          2004          2003
                                                                                           Restated(5)                 Restated(5)
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period - Restated(5)                                          577           531           579           540
Transitional amount for stock-based compensation (note 2(a))                          -             -            (1)            -

                                                                             -----------------------------------------------------
Adjusted opening balance                                                            577           531           578           540

Net income available to common shareholders                                          31            27            37            25
                                                                             -----------------------------------------------------
                                                                                    608           558           615           565

Dividends on common shares                                                           (4)           (4)          (11)          (11)

                                                                             -----------------------------------------------------
Balance, 30th September                                                           $ 604         $ 554         $ 604         $ 554
                                                                             -----------------------------------------------------
(5)Restated - see note 3

See accompanying notes to the interim consolidated financial statements





INTERIM CONSOLIDATED BALANCE SHEETS

                                                                        30th September         31st December
US$ millions                                                                 2004                  2003
                                                                          Unaudited              Restated(6)
--------------------------------------------------------------------------------------------------------------------

Assets

Current assets
    Cash and cash equivalents                                                 91                     75
    Accounts receivable                                                      448                    463
    Prepaid expenses                                                          53                     44
    Inventory                                                                 26                     24
                                                                       ---------------------------------------------
                                                                             618                    606

Property, plant and equipment at cost                                      1,722                  1,706
Accumulated depreciation                                                    (545)                  (471)
                                                                       ---------------------------------------------
                                                                           1,177                  1,235


Deferred charges                                                              44                     32
Goodwill and other intangible assets                                         619                    607
Future income tax assets                                                       5                      4
Other assets                                                                  17                     16

                                                                       ---------------------------------------------
                                                                         $ 2,480                $ 2,500
                                                                       ---------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable and accrued liabilities                                 597                    564
    Long-term debt due within one year (note 8)                               17                     19
                                                                       ---------------------------------------------
                                                                             614                    583

Long-term liabilities
    Long-term debt due after one year (note 8)                               520                    632
    Future income tax liabilities                                              8                      7
                                                                       ---------------------------------------------
                                                                             528                    639

Shareholders' equity
    Common share capital                                                     687                    686
    Other equity (note 8)                                                     29                     -
    Contributed surplus                                                       14                      7
    Retained earnings                                                        604                    579
    Cumulative foreign currency translation adjustments                        4                      6
                                                                       ---------------------------------------------
                                                                           1,338                  1,278

                                                                       ---------------------------------------------
                                                                         $ 2,480                $ 2,500
                                                                       ---------------------------------------------


(6)Restated - see note 3

See accompanying notes to the interim consolidated financial statements






INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                       Three months                  Nine months
US$ millions                                                                  to 30th September            to 30th September
                                                                               2004          2003           2004           2003
                                                                                       Restated(7)                   Restated(7)
-----------------------------------------------------------------------------------------------------------------------------------

Operating activities
    Net income                                                                   31           27              37             25
    Depreciation and amortization of intangible assets                           31           29              92             86
    Exceptional items                                                             -            -               -             10
    Future income tax benefit                                                     1            -               -              -
    Amortization and write-off of deferred charges                                3            3              13             10
    Diminution in value of property, plant and equipment                          -            2               -              2
    Stock-based compensation                                                      1            2               6              5
    Accretion of convertible notes                                                2            -               3              -
    Other                                                                         2           (3)             (3)             -
                                                                         ---------------------------------------------------------
                                                                                 71           60             148            138

    Decrease/(increase) in non-cash working capital (note 10)                    46            8              23            (61)

                                                                         ---------------------------------------------------------
    Cash inflow from operations before exceptional item related                 117           68             171             77
       payments

    Exceptional item related payments                                            (1)          (3)             (2)            (7)

                                                                         ---------------------------------------------------------
Cash inflow from operations                                                     116           65             169             70

Financing activities
    Increase in share capital                                                     -            1               1              1
    Convertible notes issued                                                      -            -             200              -
    Increase in long-term debt                                                    -           30              75            104
    Repayment of long-term debt                                                 (55)         (68)           (364)           (91)
    Increase in deferred financing costs                                          1            -              (9)            (1)
    Financing costs allocated to other equity                                     -            -              (1)             -
    Reimbursement of ship stage payments                                          -           21               -             43
    Common share dividends paid                                                  (4)          (4)            (11)           (11)
                                                                         ---------------------------------------------------------
    Cash (outflow)/inflow from financing activities                             (58)         (20)           (109)            45

Investing activities
    Additions to property, plant and equipment                                   (7)         (38)            (25)          (145)
    Increase in deferred dry-dock costs                                         (14)          (2)            (16)            (3)
    Acquisition of businesses                                                     -            -              (5)             -
    Decrease in other assets                                                      -            -               1              -
    Proceeds from disposal of property, plant and equipment                       -            -               1              2
                                                                         ---------------------------------------------------------
    Cash outflow from investing activities                                      (21)         (40)            (44)          (146)

Cash position(8)
    Increase/(decrease) in cash and cash equivalents                             37            5              16            (31)
    Cash and cash equivalents at beginning of period                             54           74              75            110

                                                                         ---------------------------------------------------------
    Cash and cash equivalents at end of period                                 $ 91         $ 79            $ 91           $ 79
                                                                         ---------------------------------------------------------


(7)Restated - see note 3

(8)Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements



SEGMENT INFORMATION

Unaudited                                                                Three months                  Nine months
US$ millions                                                          to 30th September             to 30th September
                                                                        2004           2003           2004          2003
                                                                                Restated(9)                   Restated(9)
----------------------------------------------------------------------------------------------------------------------------------

Revenue
    TransAtlantic                                                        449            400          1,296         1,145
    Australasia                                                          150            133            428           379
    Latin America                                                        107             78            275           217
    Asia                                                                 224            172            586           468
    Other                                                                 36             33             98            83

                                                                 -----------------------------------------------------------------
                                                                       $ 966          $ 816        $ 2,683       $ 2,292
                                                                 -----------------------------------------------------------------

Expenses
    TransAtlantic                                                        444            387          1,285         1,111
    Australasia                                                          143            126            405           360
    Latin America                                                         95             74            257           210
    Asia                                                                 213            164            576           472
    Other                                                                 30             27             82            73

                                                                 ------------------------------------------------------------------
                                                                       $ 925          $ 778        $ 2,605       $ 2,226
                                                                 ------------------------------------------------------------------

Operating income/(loss)(10)
    TransAtlantic                                                          5             13             11            34
    Australasia                                                            7              7             23            19
    Latin America                                                         12              4             18             7
    Asia                                                                  11              8             10            (4)
    Other                                                                  6              6             16            10

                                                                 -----------------------------------------------------------------
                                                                        $ 41           $ 38           $ 78          $ 66
                                                                 -----------------------------------------------------------------


(9) Restated - see note 3

(10) Before exceptional items - see note 5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions


1.  Basis of Presentation

These interim consolidated financial statements have been prepared using the accounting policies, other than those set out in note 2 to these interim consolidated financial statements, that are consistent with the policies used in preparing the 2003 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.


2.  Change in Accounting Policies

(a) Stock-based Compensation

Effective 1st January 2004, the amended CICA 3870, "Stock-based Compensation and Other Stock-based Payments", requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the consolidated statement of income. Prior to 1st January 2004, the effects of the fair value method were disclosed in the notes to the consolidated financial statements and stock-based compensation relating to stock options granted to employees and directors was not recognized in the consolidated statement of income.

Under the revised accounting policy, the fair value of stock-based compensation is measured on the date of the grant and this cost is recognized over the vesting period of the options in results from operations. CP Ships has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 at $1 million for stock options granted on or after 1st January 2002. This is reported separately in the consolidated statement of retained earnings and as an adjustment to contributed surplus. As allowed under the transitional provisions of CICA 3870, prior years' financial statements have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(b) Hedging Relationships

CICA Accounting Guideline AcG 13, "Hedging Relationships", establishes new criteria for applying hedge accounting and applies to all hedging relationships in effect on or after 1st January 2004. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. When hedge accounting criteria are not met, derivative instruments accounted for as hedges prior to 1st January 2004 will no longer continue to be accounted for as hedges and their recorded amounts will be adjusted from their carrying value to their fair value.

Effective 1st January 2004, it has been determined that certain derivative instruments, including the interest rate swap agreements, would no longer be able to qualify as hedges for accounting purposes. As a result, the carrying value of these instruments of nil was adjusted to the fair value, a loss of $0.3 million, on 1st January 2004. The corresponding adjustment of $0.3 million was deferred. During the three months ended 30th September 2004, these interest rate swaps were closed out and the deferred $0.3 million was charged to the consolidated statement of income.

Unaudited
US$ millions


3.  Restatements

In May 2004, the company identified and reported a revision to the previously reported results for 2003 to reflect an increase in container shipping costs and a corresponding reduction in operating income and net income of $8 million. The balance sheet as at 31st December 2003 was revised to increase accounts payable and accrued liabilities by $8 million with a corresponding reduction in retained earnings. As a result of further investigation, an additional adjustment of $1 million was identified, and it was determined that $7 million related to 2002.

Additional adjustments to previously reported results were subsequently identified. Accordingly, the annual financial statements for 2002 and 2003 along with the applicable interim financial statements for 2003 and the first quarter 2004 were restated.

In the tables below the amounts as previously reported for the three months ended 31st March 2003 are referring to the amounts as originally reported on 23rd April 2003, for the three months ended 30th June 2003 are referring to the amounts as originally reported on 31st July 2003 and for the three and nine months ended 30th September 2003 are referring to the amounts as originally reported on 29th October 2003.

(a) Impact of restatement on consolidated statements of income

The impact of the restatements on net income for the three months ended 31st March 2003, 30th June 2003, 30th September 2003, 31st March 2004 and for the nine months ended 30th September 2003 is as follows:

                                                                               3 months ended    9 months ended
                                           3 months ended    3 months ended    30th September    30th September   3 Months ended
US$ millions                               31st March 2003    30th June 2003         2003              2003        31st March 2004
----------------------------------------------------------------------------------------------------------------------------------

Net (loss)/income - as previously
reported                                        (21)               29                33                41                8

Adjustments:
-----------
Revenue
Container shipping operations (i)               (1)               (1)               (1)               (3)               (1)

Expenses
Container shipping operations (ii)              (3)               (5)               (5)               (13)              (4)
                                          ----------------------------------------------------------------------------------------

Total adjustments                               (4)               (6)               (6)               (16)              (5)
                                          ----------------------------------------------------------------------------------------

Net (loss)/income - as restated                 (25)               23                27                25                3
                                          ----------------------------------------------------------------------------------------


(i) Adjustment required to eliminate revenue-related balances that should not have been recorded. These include adjustments to eliminate inter-company items previously not eliminated on consolidation and included within accounts receivable and other miscellaneous revenue-related balances which should not have been recognized as revenues and accounts receivable.

(ii) Adjustment to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals.

None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

Unaudited
US$ millions


3.  Restatements (continued)

(b) Impact of restatement on consolidated statements of retained earnings

                                                                               30th September    31st December
US$ millions                               31st March 2003    30th June 2003         2003              2003        31st March 2004
----------------------------------------------------------------------------------------------------------------------------------

Retained earnings - as previously
reported                                        522               548               577               615              610*

Adjustments                                    (11)**             (17)              (23)              (36)             (33)*
                                          ----------------------------------------------------------------------------------------

Retained earnings - as restated                 511               531               554               579              577
                                          ----------------------------------------------------------------------------------------


As at 31st December 2003, accounts receivable have decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

* The cumulative effect of all restatements to prior periods is $41 million. $8 million was reported as a restatement on 11th May 2004 and is already included in the retained earnings as reported at 31st March 2004. Consequently the net adjustment to retained earnings at 31st March 2004 is $33 million.

** Of the $11 million adjustment as at 31st March 2003, $7 million relates to 2002.

Unaudited
US$ millions


3.  Restatements (continued)

(c) Impact of restatement on segmented reporting

The impact of the restatement on operating income by segment for the three months ended 31st March 2003, 30th June 2003 and 30th September 2003 and for the nine months ended 30th September 2003 and the three months ended 31st March 2004 is as follows:


First Quarter 2003
------------------

                                  Trans                         Latin
US$ millions                    Atlantic      Australasia       America          Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------

Operating income/(loss)
- as previously
reported                            4              6               -            (13)             1             (2)

Restatement                        (3)             -               -             (1)             -             (4)
                              ------------------------------------------------------------------------------------------

Operating income/(loss)
- as restated
                                    1              6               -            (14)             1             (6)
                              ------------------------------------------------------------------------------------------


Second Quarter 2003
-------------------

                                  Trans                         Latin
US$ millions                    Atlantic      Australasia       America          Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------

Operating income  -
as previously reported
                                   23              7               4              3              3             40

Restatement                        (3)            (1)             (1)            (1)             -             (6)
                              ------------------------------------------------------------------------------------------

Operating income  -
as restated                        20              6               3              2              3             34
                              ------------------------------------------------------------------------------------------


Third Quarter 2003
------------------

                                  Trans                         Latin
US$ millions                    Atlantic      Australasia       America          Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------

Operating income  -
as previously reported
                                   18              7               5              8              6             44

Restatement                        (5)             -              (1)             -              -             (6)
                              ------------------------------------------------------------------------------------------

Operating income  -
as restated                        13              7               4              8              6             38
                              ------------------------------------------------------------------------------------------




Unaudited
US$ millions


3.  Restatements (continued)

Nine months ended 30th September 2003
-------------------------------------

                                  Trans                       Latin
US$ millions                    Atlantic      Australasia     America           Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------

Operating income/(loss)
- as previously reported           45              20              9             (2)            10             82

Restatement                       (11)            (1)             (2)            (2)             -            (16)
                              ------------------------------------------------------------------------------------------

Operating income/(loss)
- as restated
                                   34              19              7             (4)            10             66
                              -------------------------------------------------------------------------------------------

First Quarter 2004
------------------

                                  Trans                        Latin
US$ millions                    Atlantic      Australasia      America          Asia           Other          Total
------------------------------------------------------------------------------------------------------------------------

Operating income  -
as previously reported
                                    1              10              2              -              3             16

Restatement                        (3)             -              (1)            (1)             -             (5)
                              ------------------------------------------------------------------------------------------

Operating (loss)/income
- as restated
                                   (2)             10              1             (1)             3             11
                              -------------------------------------------------------------------------------------------


4.  Business Acquisition

In second quarter 2004, CP Ships acquired all the outstanding shares of ROE Logistics for $13 million. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $12 million being goodwill and other intangible assets. Other intangible assets of $3 million include customer based intangible assets of $2 million. Cash consideration of $5 million has been paid. The balance is payable in three annual instalments to 2006, depending on the achievement of financial targets.


5.  Exceptional Items

In 2003, the exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 30th September 2004, $2 million remained to be spent for redundant office leases to 2008.

Unaudited
US$ millions


6.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $8 million had been utilized as at 30th September 2004.


7.  Interest Expense (net)


                                                                       Three months                Nine months
                                                                     to 30th September          to 30th September
US$ millions                                                           2004          2003         2004          2003
-----------------------------------------------------------------------------------------------------------------------

 Interest income                                                       (1)           (1)          (1)           (1)
                                                                 ------------------------------------------------------

 Interest expense:
    Bank loans                                                          1             3            4             9
    4% convertible senior subordinated notes                            3             -            8             -
    10 3/8% senior notes due 2012                                       5             5           16            16
    Other                                                               3             3            6             5
                                                                 ------------------------------------------------------
 Total interest expense                                                12            11           34            30
                                                                 ------------------------------------------------------

 Financial instruments                                                 (5)           (2)          (4)           (5)
 Amortization and write-off of deferred financing costs                 1             2            6             3

                                                                 ------------------------------------------------------
 Interest expense (net)                                               $ 7          $ 10         $ 35          $ 27
                                                                 ------------------------------------------------------


Other interest expense results from various capital leases for ships and IT equipment.

Interest expense relating to financial instruments includes a $1 million benefit for the three months ended 30th September 2004 (2003: $2 million) and a $4 million benefit for the nine months ended 30th September 2004 (2003: $5 million) for accrued interest received as a result of swapping the fixed 10.375% senior notes to a floating interest of US$ LIBOR+6.19%. In addition, the interest expense relating to financial instruments includes fair value adjustments for financial instruments not qualifying for hedge accounting under AcG-13. During the three months ended 30th September 2004, interest rate swaps not qualifying for hedge accounting under AcG-13 (see note 2(b)) were closed out and replaced with other financial instruments that qualified for hedge accounting. For the three months ended 30th September 2004, a fair value adjustment of $4 million was required on closing out interest rate swaps.

During the three months ended 31st March 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect to revolving credit facilities terminated in that period.

Unaudited
US$ millions


8.  Long-Term Debt


                                                                    30th September           31st December
US$ millions                                                              2004                      2003
--------------------------------------------------------------------------------------------------------------------
Bank loans                                                                   -                      275
4% convertible senior subordinated notes                                     173                    -
10 3/8% senior notes due 2012                                                196                    196
Long-term loans                                                              32                     37
                                                                       ---------------------------------------------
                                                                             401                    508

Capital leases                                                               136                    143
                                                                       ---------------------------------------------
                                                                             537                    651

Amounts due within one year                                                  (17)                   (19)
                                                                       ---------------------------------------------

Amounts due after one year                                                 $ 520                  $ 632
                                                                       ---------------------------------------------



Bank loans represent a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. This facility replaced the $175 million and $350 million revolving credit facilities in place at 31st December 2003. Of the facility, nil was drawn at 30th September 2004 and $525 million was available to be drawn subject to covenants. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th September the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.

On 24th February 2004, CP Ships issued $200 million of convertible senior subordinated notes ("convertible notes"). The net proceeds after deducting offering expenses and underwriters' commission were $193 million. The convertible notes have been allocated between debt and equity elements which are classified separately in the balance sheet. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. At issuance, $170 million was recorded as long-term debt with the balance, net of allocated fees, recorded in other equity. The long-term debt amount will increase to the principal amount of the convertible notes over the five year, four month period to the first conversion date. The convertible notes mature on 30th June 2024 and bear interest of 4.0% per annum. Interest on the convertible notes is payable semi-annually in arrears on 30th June and 30th December of each year. The convertible notes are convertible into common shares under certain specified conditions at an initial conversion price of US$ 25.22 per share. The conversion price is subject to adjustment under certain circumstances. CP Ships may call the convertible notes in exchange for cash any time after 3rd July 2009 for a price equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest. The notes may be converted by the holders: i) during any fiscal quarter where the closing share price exceeds 120% of the conversion price for 20 trading days out of the last 30 trading day period ending on the last trading day of the preceding fiscal quarter; or ii) during a five trading day period following any five consecutive trading day period in which the trading price for each note on each day of that period was less than 98% of the product of the closing price of CP Ships common shares and the conversion rate for such date; or iii) where the company has called the notes for redemption; or iv) if certain specified corporate transactions occur. Holders may put the convertible notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

In certain circumstances prior to 30th June 2009, including following the occurrence of a change of control or an event which would result in CP Ships common shares being no longer listed for trading on either the Toronto or New York stock exchanges, CP Ships would be required to make an offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount plus accrued interest. The note holders have 30 days to accept any such offer.

Unaudited
US$ millions


8.  Long-Term Debt (continued)

At 30th September 2004, CP Ships was in compliance with its covenants and had no dividend or debt arrears. CP Ships expects to remain in compliance throughout 2004 based on current projections.

Following the announcement of the restatement of the financial results for 2002, 2003 and the first quarter 2004 on 9th August 2004, both Standard and Poor's and Moody's Investor Services elected to review their credit ratings. Standard and Poor's completed its review during the quarter, confirmed the corporate rating as BBB- but changed outlook from "stable" to "negative". Moody's completed their review after the quarter end and confirmed its senior implied rating as Ba2, but changed outlook from "positive" to "stable". The 10.375% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the convertible notes BB+ and B1 respectively.

In the event that the corporate rating from Standard and Poor's was to decrease to BB a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. It would lead to cross default of certain other debt facilities, including the $525 million revolving credit facility.


9.  Stock-Based Compensation

During 2004, employees were granted 185,411 restricted shares vesting on 1st December 2006, contingent on the achievement by the company of certain performance criteria. No stock options have been granted in 2004. In addition, directors were granted 20,000 deferred stock units and 35,000 restricted shares in 2004.

During 2004, the vesting of 110,667 stock options was accelerated from October 2004 to May 2004, and these stock options were then exercised. In addition 166,000 stock options and 36,889 restricted shares were cancelled.

During the three months ended 30th September 2004 it was determined that the company would not achieve the performance necessary for 866,322 stock options to vest in December 2006, and as a result $2 million previously included as stock based compensation expense during 2003 and 2004 was written back to the consolidated statements of income, of which $1 million was recorded in 2004 opening retained earnings.

Effective 1st January 2004, in accordance with CICA 3870, "Stock-based Compensation and Other Stock-based Payments", CP Ships applies the fair value method of accounting for stock-based compensation awards granted to employees and directors after 1st January 2002. The company has selected the retroactive application without restatement method to reflect the cumulative effect of this change determined as of 1st January 2004 (see note 2(a) for impact of revised stock-based compensation accounting policy), and must disclose the impact on net income available to common shareholders and earnings per common share as if the fair value method of accounting for stock-based compensation had been applied in the comparative period. Stock options granted prior to 1st January 2002 are excluded from the fair value assessment. The Black-Scholes option pricing model was used to assess the fair value of stock options granted during the three and nine months ended 30th September 2003 with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                              5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates for the three and nine months ended 30th September 2003, the company's net income available to common shareholders or earnings per common share would have been as follows:

Unaudited
US$ millions


9.  Stock-Based Compensation (continued)


                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                     2004        2003           2004         2003
US$ millions except per share amounts                                        Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------

Net income available to common shareholders
    As reported                                                      $ 31          $ 27           $ 37         $ 25
    Add: Stock-based compensation from stock options
    included in reported net income                                     -             -              -            -
    Subtract: Stock-based compensation from stock options
    determined under the fair value based method
                                                                        -             -              -            1
                                                               --------------------------------------------------------
    Pro forma                                                        $ 31          $ 27           $ 37         $ 24
                                                               --------------------------------------------------------

Earnings per common share - basic
    As reported                                                    $ 0.34        $ 0.30         $ 0.41       $ 0.28
    Pro forma                                                      $ 0.34        $ 0.30         $ 0.41       $ 0.27

Earnings per common share - diluted
    As reported                                                    $ 0.33        $ 0.29         $ 0.40       $ 0.27
    Pro forma                                                      $ 0.33        $ 0.29         $ 0.40       $ 0.26
                                                               -------------------------------------------------------


Stock-based compensation expense of $nil was recognized for the three months ended 30th September 2004 and $5 million for the nine months ended 30th
September 2004 ($2 million for the three months ended 30th September 2003 and $6 million for the nine months ended 30th September 2003 relating only to restricted share awards).

10. Supplemental Cash Flow Information

(a) Changes in non-cash working capital

                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                   2004          2003           2004         2003
US$ millions                                                                 Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------

Decrease/(increase) in current assets:
    Accounts receivable                                                 4            59             15           55
    Prepaid expenses                                                    7            (4)            (9)         (11)
    Inventory                                                          (2)            -             (2)          (2)

Increase/(decrease) in current liabilities:
    Accounts payable and accrued liabilities                           44           (50)            33         (100)

 Other changes in non-cash working capital
    Accrued liability for acquisition of business                       -             -             (8)           -
    Accrued liability for property, plant and equipment                (8)            -             (8)           -
    Exceptional items                                                   -             -              -          (10)
    Exceptional item related payments                                   1             3              2            7

                                                               --------------------------------------------------------
                                                                     $ 46           $ 8           $ 23        $ (61)
                                                               --------------------------------------------------------


Unaudited
US$ millions


10. Supplemental Cash Flow Information (continued)

(b) Non-cash transactions excluded from the consolidated statements of cash flow


                                                                      Three months                 Nine months
                                                                    to 30th September           to 30th September
                                                                   2004          2003           2004         2003
US$ millions                                                                 Restated                    Restated
-----------------------------------------------------------------------------------------------------------------------

Capital lease obligations included in long-term debt                    -            56              -          111

                                                               --------------------------------------------------------


11. Earnings Per Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:


                                                                       Three months                Nine months
                                                                     to 30th September          to 30th September
Millions of shares                                                   2004          2003         2004          2003
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares used in
  calculating basic earnings per share                                 90.0          89.9         90.0          89.8
                                                                 ------------------------------------------------------

Effect of dilutive securities - stock options                           0.7           1.3          0.9           1.0
                              - unvested restricted shares              1.9           1.7          1.9           1.7
                                                                 ------------------------------------------------------

Weighted average number of common shares used in
  calculating diluted earnings per share                               92.6          92.9         92.8          92.5
                                                                 ------------------------------------------------------


For the three and nine months ended 30th September 2004, the convertible notes, which were convertible into 7.9 million common shares under certain conditions, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods.

Unaudited
US$ millions


12.   Pensions

The total benefit cost for the 3 months ended 30th September 2004 is $2 million (2003: $2 million) and for the nine months ended 30th September 2004 is $7 million (2003: $6 million).


13.   Contingent Liabilities

CP Ships is aware that certain security holder class action lawsuits have been filed against the company in the USA and Canada. The actions are in respect to the company's restatements of previously reported financial results. CP Ships and the named directors intend to vigorously defend such lawsuits. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.


14.   Subsequent Events

Subsequent to 30th September 2004, CP Ships arranged capital leases for 3,000 new 40-ft temperature controlled containers to be delivered to first quarter 2005 for a cost of $46 million. The capital leases bear interest at 3-month US$ LIBOR+1.25% and have a term of eight years.

                                     -ends-

DEFINITIONS OF NON-GAAP TERMS
(A) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.


                                                                                Three months                  Nine months
                                                                              to 30th September            to 30th September
Unaudited                                                                    2004          2003           2004          2003
US$ millions                                                                           Restated                     Restated
----------------------------------------------------------------------------------------------------------------------------------

Operating income before exceptional items                                        41          38             78             66
Plus:
    Depreciation and amortization of intangible assets                           31          29             92             86

                                                                         ---------------------------------------------------------
EBITDA                                                                         $ 72        $ 67          $ 170          $ 152
                                                                         ---------------------------------------------------------


(B) Free cash flow is cash from operations less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.


                                                                                 Three months                   Nine months
                                                                              to 30th September              to 30th September
Unaudited                                                                      2004          2003           2004           2003
US$ millions                                                                             Restated                      Restated
----------------------------------------------------------------------------------------------------------------------------------

Cash inflow from operations                                                     116            65            169             70

Less:
    Investing activities                                                        (21)         (40)            (44)          (146)

                                                                         ---------------------------------------------------------
Cash before financing activities
                                                                                 95           25             125            (76)
Adjustments:
Acquisition of businesses                                                         -            -               5              -

                                                                         ---------------------------------------------------------
Free cash flow                                                                 $ 95         $ 25           $ 130          $ (76)
                                                                         ---------------------------------------------------------


(C) Revenue per teu is total revenue divided by total volume in teu.

(D) Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (e.g. Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.


(E) Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F) Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.




ABOUT CP SHIPS


One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                    CONTACTS
                                    Investors
                        Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                      Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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